SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                __________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                            (Amendment No. 6)

                      Impac Commercial Holdings, Inc.
                      -------------------------------
                              (Name of Issuer)

                        Common Stock $0.01 par value
                        ----------------------------
                       (Title of Class of Securities)

                                44968J 10 6
                              (CUSIP Number)

                             Daniel K. Osborne
             Executive Vice President, Chief Operating Officer
                      and Chief Financial Officer
                      Apex Mortgage Capital, Inc.
                  865 South Figueroa Street, Suite, 1800
                     Los Angeles, California  90017
                             (213) 244-0000
                     -----------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            May 12, 2000
                  (Date of Event Which Requires Filing
                          of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                     (Continued on following pages)
                          (Page 1 of 6 Pages)

CUSIP No. 44968J 10 6            13 D          Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Apex Mortgage Capital, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                           (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7       SOLE VOTING POWER
             0

     8       SHARED VOTING POWER
             0

     9       SOLE DISPOSITIVE POWER
             0

    10       SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      378,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5%

14    TYPE OF REPORTING PERSON
      CO

CUSIP No. 44968J 10 6           13 D                     Page 3 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     The TCW Group, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                            (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7       SOLE VOTING POWER
             0

     8       SHARED VOTING POWER
             378,300

     9       SOLE DISPOSITIVE POWER
             0

    10       SHARED DISPOSITIVE POWER
             378,300

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      378,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5%

14    TYPE OF REPORTING PERSON
      HC, CO

CUSIP No. 44968J 10 6            13D                Page 4 of 6 Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Robert A. Day

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7       SOLE VOTING POWER
             378,300

     8       SHARED VOTING POWER
             0

     9       SOLE DISPOSITIVE POWER
             378,300

    10       SHARED DISPOSITIVE POWER
             0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      378,300

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5%

14    TYPE OF REPORTING PERSON
      IN, HC

                 AMENDMENT NO. 6 TO SCHEDULE 13D

Reference is made to the Schedule 13D originally filed on September 7, 1999, as amended by Amendment No. 1 thereto filed on September 8, 1999, Amendment No. 2 thereto filed on September 23, 1999, Amendment No. 3 thereto filed on October 18, 1999, Amendment No. 4 thereto filed on December 28, 1999 and Amendment No. 5 thereto filed on February 3, 2000, by Apex Mortgage Capital, Inc., a Maryland corporation ("AXM"), The TCW Group, Inc., a Nevada corporation ("TCWG"), and Robert A. Day, an individual (collectively, the "Reporting Persons"), with respect to the Common Stock, $.01 par value per share ("Common Stock"), of Impac Commercial Holdings, Inc. (the "Issuer").

ITEM 4.   PURPOSE OF TRANSACTIONS

As of the date of this Statement, except as set forth below, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the shares of Common Stock covered by this Statement for investment purposes. Each of them and the other entities and individuals referred to herein reserves full discretion to make its or his own investment decisions with respect to the Common Stock owned directly or beneficially by it or him from time to time, including, but not limited to, the timing and amount of purchases and the timing and amount of dispositions of shares of Common Stock. Such decisions will depend on a variety of factors not presently determinable, including, but not limited to, alternative investment opportunities available to them, general economic conditions and monetary, stock market and regulatory conditions.

The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions, or otherwise, or (ii) dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a)  AGGREGATE AMOUNT BENEFICIALLY OWNED AND PERCENT OF
CLASS:

          The aggregate number of shares of Common Stock owned beneficially by the Reporting Persons is 378,300, representing 4.5% of such class of securities. The number of shares of Common Stock owned by each of the Owners is set forth in the table below:

                       TABLE OF OWNERSHIP

Direct              Number of Shares of Common Stock
Owner                            Owned

AXM                                   0
TAMCO (managed accounts)        366,300
Mr. Osborne                      12,000
                                -------
   Total:                       378,300
                                =======

          (b)  NUMBER OF SHARES OF COMMON STOCK AS TO WHICH
               REPORTING PERSONS HOLD:

          With respect to AXM:

          (i)   Sole power to vote or to direct the vote:  0.
          (ii)  Shared power to vote or to direct the vote:  0.
          (iii) Sole power to dispose or to direct the disposition: 0.
          (iv) Shared power to dispose or to direct the disposition: 0.

          With respect to TCWG:

          (i)   Sole power to vote or to direct the vote:  0.
          (ii)  Shared power to vote or to direct the vote:
                378,300.
          (iii) Sole power to dispose or to direct the disposition: 0.
          (iv) Shared power to dispose or to direct the disposition: 378,300.

          With respect to Mr. Day:

          (i)   Sole power to vote or to direct the vote:
                378,300.
          (ii)  Shared power to vote or to direct the vote:  0.
          (iii) Sole power to dispose or to direct the disposition: 378,300.
          (iv) Shared power to dispose or to direct the disposition: 0.

     (c)  TRANSACTIONS IN THE PREVIOUS 60 DAYS:

          On May 12, 2000, AXM sold 249,000 shares of Common
          Stock in an open market transaction.

     (d)  ANY OTHER PERSON KNOWN TO HAVE THE RIGHT TO
          RECEIVE OR THE POWER TO DIRECT DIVIDENDS

          Not applicable.

          (e)  DATE ON WHICH THE REPORTING PERSON CEASED TO BE A
               BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES:

               Not applicable.

                           SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              May 17, 2000


                              APEX MORTGAGE CAPITAL, INC.



                              By: /s/ Daniel K. Osborne
                                  ------------------------------
                              Name:  Daniel K. Osborne
                              Title: Executive Vice President,
                                     Chief Operating Officer
                                     and Chief Financial Officer


                              THE TCW GROUP, INC.



                              By: /s/ Michael E. Cahill
                                  ------------------------------
                              Name:  Michael E. Cahill
                              Title: Managing Director, General
                                     Counsel & Secretary


                              ROBERT A. DAY



                              By: /s/ Michael E. Cahill
                                  ------------------------------
                              Name:  Michael E. Cahill
                              Title: Authorized Signatory